1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

February 21, 2013

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.
Amendment No. 4 to Registration Statement on Form 20-F
Filed January 10, 2013
File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of February 1, 2013 (the “Comment Letter”) to Ms. Josée Guibord, Director, Corporate Legal Services with respect to Amendment No. 4 (“Amendment No. 4”) to Brookfield Renewable’s Registration Statement on Form 20-F (the “Registration Statement”).

Following resolution of the Staff’s comments, we will file an amendment (“Amendment No. 5”) to the Registration Statement that is reflective of Brookfield Renewable’s responses below and will include Brookfield Renewable’s audited consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of this letter, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Brookfield Renewable’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 4. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The following are Brookfield Renewable’s responses to the Comment Letter:

Item 3. Key Information, page 13

3.A Selected Financial Data, page 13

1.	Throughout this section, the presentation of the Redeemable/Exchangeable partnership units held by BAM should be revised to clearly identify these units not just as redeemable/exchangeable partnership units held by BAM, but as participating non-controlling interests – in an operating subsidiary – held by BAM, that are redeemable/exchangeable.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise its disclosure in Item 3.A of Amendment No. 5 to clearly identify the Redeemable/Exchangeable partnership units held by Brookfield Asset Management Inc. (“Brookfield Asset Management”) as Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield. Brookfield Renewable respectfully advises the Staff that Brookfield Renewable Energy L.P. (“BRELP”) is a holding subsidiary and not an operating subsidiary.

3.D Risk Factors, page 16

2.	It appears that you will rely on BRELP and, indirectly, the holdings entities and your operating entities to provide you with the funds necessary to pay distributions and meet your financial obligations. We further note your risk factor on page 24 that Brookfield will exercise substantial influence over you.

•

This structure appears to be similar to pyramid control companies. Please revise your risk factor disclosure to specifically describe the risks relating to pyramid control companies, including but not limited to (i) separation of economic interests from control, (ii) the ability to incur debt at multiple levels, and (iii) the ability to transfer assets at non-arms-length values.

Response.

In response to the Staff’s comment, Brookfield Renewable will add a new risk factor on page 16 as set forth in Appendix A to this letter.

•

We note your disclosure on page 195 that the declaration and payment of distributions are subject to the discretion of the board of directors of the Managing General Partner. Please revise your risk factor disclosure to describe the risks associated with the incentive to increase the dividend payout in light of the fee structure, including the equity enhancement and incentive distributions.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise its risk factor disclosure on page 25 as set forth in Appendix B to this letter.

•

Please also revise the first risk factor on page 28 to clarify that the amount of cash you can distribute to your LP Unitholders depends upon the amount of cash generated by BRELP, the holding entities and the operating entities and include separate risk factor disclosure discussing the risks related to this dependence.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 28 as set forth in Appendix C to this letter. In addition, Brookfield Renewable will include a new risk factor on page 28 as set forth in Appendix D to this letter.

Item 5. Operating and Financial Review and Prospects, page 62

5.A Operating Results, page 62

Presentation to Public Stakeholders, page 62

3.	The description of the Redeemable/Exchangeable units should be revised to clarify that these units represent non-controlling interests in BRELP held by BAM (as opposed to redeemable/exchangeable units in Brookfield Renewable). Also, it should be clarified that these units are classified as equity as opposed to a liability because of Brookfield Renewable’s ability to settle in limited partnership units. The discussion should be further expanded to explain why these units are classified as non-controlling interests in an operating subsidiary as opposed to an outstanding equity interest in Brookfield Renewable.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 62 as set forth in Appendix E to this letter.

Net Asset Value, page 73

4.	Please explain why “participating non-controlling interests – in operating subsidiaries” are treated as a deduction in arriving at net asset value whereas the participating non-controlling interests in operating subsidiary held by BAM is not considered a deduction in arriving at net asset value. Likewise, please explain why net asset value per share is computed based on limited partnership units outstanding plus redeemable/exchangeable units in BRELP outstanding. It appears to us that the net asset value disclosed to public limited partnership unit holders should not include the net asset value attributable to the non-controlling interest in BRELP. Conforming revisions/disclosures need to be provided throughout the document where net asset value is presented.

Response.

Brookfield Renewable respectfully advises the Staff that the measure of net asset value used in Amendment No. 4 is the non-IFRS measure that is used by management in assessing the value of its operations. Brookfield Renewable will revise the table of net asset value to allocate net asset value attributable to the Redeemable/Exchangeable partnership units in BRELP and to the limited partnership units of Brookfield Renewable (“LP Units”) and to disclose the net asset value per LP Unit, in each case as illustrated in Appendix F to this letter (which information will be presented as at December 31, 2012 and 2011). Brookfield Renewable will consistently apply this change throughout Amendment No. 5 where net asset value is presented.

Equity, page 81

5.	Please revise your disclosures to clearly identify the Redeemable/Exchangeable partnership units as participating non-controlling interests in BRELP. Moreover, where you disclose the number of outstanding units “on a fully-exchanged basis” please explain that this measure assumes the exchange of limited partnership units of the registrant for the participating non-controlling interest in BRELP, which may or may not occur since BAM can elect to continue to hold its direct interest in BRELP rather than exchanging this interest for limited partnership units of the registrant.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 81 to clearly identify the Redeemable/Exchangeable partnership units as Participating non-controlling interests in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield as set forth in Appendix G to this letter. In addition, Brookfield Renewable will clarify in the Registration Statement that the number of outstanding units “on a fully-exchanged basis” assumes the exchange of LP Units for the Participating non-controlling interest in BRELP, which may or may not occur since Brookfield Asset Management can elect to continue to hold its direct interest in BRELP rather than exchanging this interest for LP Units.

6.	We note you discuss the participating Redeemable/Exchangeable non-controlling interest in operating subsidiaries held by BAM under “equity” headings in the financial statements and under Operating and Financial Review and Prospects, whereas the other participating non-controlling interests in operating subsidiaries are discussed under headings which identify these interests as participating non-controlling interests in operating subsidiaries. Refer, for example, to disclosures on pages 81, 105, and notes 18 and 22 to the annual consolidated financial statements. We think the organization of the disclosures serves to blur the distinction between limited partnership equity and non-controlling interests in your operating subsidiaries. Please revise your disclosures as appropriate to avoid any such ambiguity. For example, you might consider providing a heading in Item 5 and a separate financial statement footnote addressing the three different types of non-controlling interests outstanding with a separate discussion of limited partnership equity that does not include a discussion of the Redeemable/Exchangeable units.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 81 as set forth Appendix G to this letter. In addition, Brookfield Renewable will revise the disclosure on page 105 as set forth in Appendix H to this letter. Brookfield Renewable will also revise Notes 18 and 19 to its audited annual consolidated financial statements as illustrated in Appendix I to this letter (which information will be presented as at December 31, 2012, 2011 and 2010).

Item 6. Directors, Senior Management and Employees, page 120

6.A Directors and Senior Management, page 120

Our Master Services Agreement, page 123

Management Fee, page 124

7.	Please revise your disclosure under this heading to show the components of the base management fee separately in addition to presenting this information in the aggregate. Please also revise your disclosure under this heading to present this information in a tabular format to facilitate an understanding of the components of the base management fee and the period to period changes in your total capitalization value as compared to the reference value. In addition, please revise your disclosure elsewhere regarding the calculation of the base management fee to cross-reference to the enhanced disclosure under this heading.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure: (i) on page 124 to include the components of the base management fee separately and in tabular format as set forth in Appendix J to this letter; (ii) on page 165 to show period over period changes in Total Capitalization Value as compared to the reference value as set forth in Appendix K to this letter; and (iii) on page 144 to include a cross-reference to Item 6.A “Directors and Senior Management – Management Fee”.

Audited Consolidated Financial Statements, page F-5

8.	Please tell us in detail your consideration of whether the revisions to the previously reported financial statements as of and for the two years ended December 31, 2011 discussed in note 27 represent a restatement of the financial statements that should be labeled as such. In doing so, please provide your assessment of materiality under ASC 250-10-S99. In this regard, we note the impact of the corrections on Limited Partners’ Equity, net (loss) income attributable to limited partnership units and comprehensive income (loss) attributable to limited partnership units was significant. To the extent you determine to label the financial statements as restated, please be sure your auditors’ reports refer to the financial statements as restated and references the footnote describing the restatement.

Response.

In response to the Staff’s view on the preferred accounting for the Redeemable/Exchangeable partnership units under International Financial Reporting Standards (“IFRS”), Brookfield Renewable will adopt this presentation in its 2012 financial statements and clearly label the 2011 and 2010 financial statements as restated. Brookfield Renewable respectfully submits that the historical presentation of the Redeemable/Exchangeable partnership units was also acceptable under IFRS and, accordingly, the restatement represents a change in accounting policy under International Accounting Standard 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The auditor’s report on the 2012 financial statements will refer to the financial statements as restated and reference the footnote describing the restatement.

For further clarification, it should be noted that Brookfield Renewable is a holding entity and its only material asset is its investment in BRELP. Brookfield Renewable has no material liabilities and its legal entity equity consists of LP Units and a nominal general partnership interest. BRELP is also a holding entity that indirectly owns the underlying operating entities. By design, the Redeemable/Exchangeable partnership units have the same economic attributes as the LP Units except for the redemption right. On a per unit basis, Brookfield’s participation in the earnings and equity of BRELP through the ownership of Redeemable/Exchangeable partnership units is the same as the per unit amounts attributable to the LP Units. Accordingly, the restatement of the presentation of the Redeemable/Exchangeable partnership units as non-controlling interests in a holding subsidiary does not have any impact on the income, comprehensive income, equity value or net asset value attributable to the LP Units on a per unit basis.

Consolidated Balance Sheets, page F-5

9.	On the face of the balance sheets, please identify the Redeemable/Exchangeable partnership units held by Brookfield Asset Management as participating non-controlling interests in operating subsidiary held by Brookfield Asset Management that are redeemable/exchangeable.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise its disclosure on the consolidated balance sheets as at December 31, 2012 and 2011 to label the Redeemable/Exchangeable partnership units held by Brookfield Asset Management as Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield.

10.	Please tell us why you revised the former caption Limited partners’ equity to limited partners units, as it appears this line item still represents limited partners’ equity. In our view, the revised caption is less clear and might serve to blur the distinction between limited partners’ equity and equity attributed to non-controlling interests.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise its disclosure on the consolidated balance sheets as at December 31, 2012 and 2011 to revert to the former caption Limited partners’ equity.

11.	Please tell us why the fund unit liability is included below what appears to be the summation of total liabilities in the December 31, 2010 balance sheet. We note this liability is included in total liabilities on page F-27.

Response.

In response to the Staff’s comment, Brookfield Renewable would have revised its disclosure on the consolidated balance sheets as at December 31, 2011 and 2010 and the related notes to include the fund unit liability with total liabilities. However, since the settlement of the fund unit liability took place as at the date of the Combination (November 28, 2011) and Brookfield Renewable will be including audited consolidated financial statements as at December 31, 2012 and 2011 in Amendment No. 5, the classification of the fund unit liability in the summation of total liabilities is no longer applicable.

Note 27. Reclassification, page F-56

12.	Please revise your description of the revision to the financial statements to clearly state that the Redeemable/Exchangeable Partnership Units issued to BAM by BRELP have been reclassified from limited partners’ equity to participating non-controlling interests in an operating subsidiary. Please disclose that the revisions were made in order to conform with the substance of the ownership interests, as required by IFRS, and explain why the revised classification is more reflective of the substance of the ownership interests.

Response.

In response to the Staff’s comment, in the audited consolidated financial statements of Brookfield Renewable as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, Brookfield Renewable will revise the disclosure as set forth in Appendix L to this letter (which information will be presented as at December 31, 2012 and 2011).

Brookfield Renewable hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Daniel Leslie

(Securities and Exchange Commission)

Patricia Bood

Josée Guibord

(Brookfield Renewable Energy Partners L.P.)

Ivan R. Chittenden

(Ernst & Young LLP)

David Dalziel

(Deloitte LLP)

Appendix A

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield will initially have an effective economic interest in our business of approximately 68% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other LP Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our LP Unitholders.

Appendix B

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our LP Unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between Brookfield Renewable and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of Brookfield Renewable and our LP Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by Brookfield Renewable, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions”.

In addition, the Manager, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Manager equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP Units, and securities of the other Service Recipients that are not held by Brookfield Renewable Group, plus all outstanding third party debt with recourse to Brookfield Renewable, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of Brookfield Renewable in a given period is less than the initial reference value, the Manager will receive a base management fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the management fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”. This relationship may give rise to conflicts of interest between us and our LP Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our LP Unitholders.

The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our LP Unitholders. For example, because the base management fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our LP Unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our LP Unitholders. Also, through Brookfield’s ownership of our LP Units and the Redeemable/Exchangeable partnership units, it will have an effective economic interest in our business of approximately 68% and therefore may be incented to increase distributions payable to our LP Unitholders and thereby to Brookfield.

Appendix C

We may not be able to continue paying comparable or growing cash distributions to LP Unitholders in the future.

The amount of cash we can distribute to LP Unitholders depends upon the amount of cash we receive from BRELP and, indirectly, the Holding Entities and the Operating Entities. The amount of cash BRELP, the Holding Entities and the Operating Entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our LP Unitholders. Furthermore, LP Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of BRELP, the Holding Entities and the Operating Entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions during periods when we record net losses.

Appendix D

We rely on BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our sole direct investment is our limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions on our LP Units and to meet our financial obligations. BRELP, the Holding Entities and the Operating Entities are legally distinct from BREP and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our LP units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BREP and may be restricted in their ability to pay dividends and distributions or otherwise make fund available to us under certain conditions.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy and to allow us to pay expenses as they become due.

Appendix E

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in BRELP held by Brookfield (“Participating non-controlling interests — in a holding subsidiary — Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity. See Note 26 - Restatement in the audited consolidated financial statements of Brookfield Renewable included elsewhere in this Form 20-F.

Appendix F

NET ASSET VALUE

The following table presents our net asset value:

	Total		Per Unit
	Sep 30	Dec 31	Sep 30	Dec 31
(Millions, except as noted)	2012	2011	2012	2011
Property, plant and equipment, at fair value
Hydroelectric(1)	$12,392	$12,463	$47.20	$47.47
Wind energy	2,303	1,480	8.77	5.64
Other	89	86	0.34	0.33
	14,784	14,029	56.31	53.44
Development assets	445	378	1.69	1.44
Working capital and other, net	(13)	380	(0.05)	1.45
Long-term debt and credit facilities	(5,850)	(5,519)	(22.28)	(21.02)
Participating non-controlling interests - in operating subsidiaries	(728)	(629)	(2.77)	(2.40)
Preferred equity	(250)	(241)	(0.95)	(0.92)
Net asset value(2)	$8,388	$8,398	$31.95	$31.99
Net asset value attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	4,144	4,149	$31.95	$31.99
Limited partners’ equity	4,244	4,249	$31.95	$31.99
	$8,388	$8,398

(1)	Includes $307 million of equity-accounted investments (2011: $405 million) and $49 million of intangible assets (2011: $57 million).
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

SEGMENTED NET ASSET VALUE

The following table provides a breakdown of our consolidated net asset value by region:

	Hydroelectric			Wind
(Millions)	United States	Canada	Brazil	United States	Canada	Other assets	Corporate and other	September 30, 2012	December 31, 2011
Total power assets	$4,530	$5,042	$2,513	$861	$1,442	$89	$—	$14,477	$13,624
Equity accounted	162	69	76	—	—	—	—	307	405
Development assets	65	167	189	1	18	5	—	445	378
	4,757	5,278	2,778	862	1,460	94	—	15,229	14,407
Working capital, net	65	(16)	139	3	(78)	(4)	(122)	(13)	380
Long-term debt and credit facilities	(1,758)	(961)	(356)	(462)	(660)	—	(1,653)	(5,850)	(5,519)
Participating non-controlling interests - in operating subsidiaries	(175)	(25)	(197)	(331)	—	—	—	(728)	(629)
Preferred equity	—	—	—	—	—	—	(250)	(250)	(241)
Net asset value(1)	$2,889	$4,276	$2,364	$72	$722	$90	$(2,025)	$8,388	$8,398

(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Appendix G

Non-controlling interests

Preferred equity

In March 2010, we issued C$250 million of Class A Preference Shares with rate-reset, cumulative dividends yielding 5.25%. For the three and nine months ended September 30, 2012, dividends declared on these Class A Preference Shares were $3 million and $10 million, respectively (2011: $3 million and $10 million).

Subsequent to September 30, 2012, we issued C$250 million of Class A Preference Shares with fixed, annual, cumulative dividends yielding 4.4%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

As of the date of this Form 20-F, no Class A Preference Shares have been redeemed.

Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may, at the request of the holder, require BRELP to redeem the units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

As of the date of this Form 20-F, the total amount of our Redeemable/Exchangeable partnership units outstanding was 129,658,623.

Limited partners’ equity

With the completion of the Combination in November 2011, the number of outstanding LP Units increased from 104,718,976 to 262,485,747, on a fully-exchanged basis. The fully-exchanged amounts assume the exchange of LP Units for the participating non-controlling interest in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP through Redeemable/Exchangeable partnership units rather than exchanging these interests for LP Units.

A secondary offering was completed during the first quarter of 2012 in which a wholly-owned subsidiary of Brookfield Asset Management sold 13,144,500 of its LP Units (11,430,000 LP Units plus 1,714,500 LP Units pursuant to an over-allotment option) at an offering price of C$26.25 per LP Unit. Brookfield Asset Management had owned approximately 73% of Brookfield Renewable on a fully-exchanged basis. Upon the completion of the secondary offering and giving effect to the over-allotment option, Brookfield Asset Management owned and continues to own, directly and indirectly, 177,750,609 LP Units, representing approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Brookfield Renewable maintains a distribution reinvestment plan, which allows holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. The LP Units increased by 11,587 and 57,359 for the three and nine months ended September 30, 2012, respectively.

As of the date of this Form 20-F, the total amount of our LP Units outstanding was 132,919,619 and general partnership interests of 0.01%.

Distributions

Distributions may be made to holders of LP Units by the Managing General Partner with the exception of instances where there is insufficient cash available, where payment renders Brookfield Renewable unable to pay its debts as and when they fall due, or when payment of which might leave Brookfield Renewable unable to meet any future or contingent obligations.

Appendix H

Non-controlling interests

Participating Non-Controlling Interests—in operating subsidiaries

	Ownership Percentage Interest		Carrying value
As at December 31 (Millions)	2011	2010	2011	2010
	%	%
Brookfield Americas Infrastructure Fund	50-100	50-100	$380	$—
The Catalyst Group	75	75	167	143
Brascan Energetica	50	50	74	63
Other	50	50	8	—
			$629	$206

In December 2011, Brookfield Renewable Group entered into voting agreements with subsidiaries of Brookfield whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable Group holds investments with certain institutional investors, agreed to assign to Brookfield Renewable Group their voting rights to appoint the directors of subsidiaries of the BAIF Entities. Brookfield Renewable Group’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Preferred equity

In March 2010, we issued C$250 million of Class A Preference Shares with rate-reset, cumulative dividends yielding 5.25%.

As of the date of this Form 20-F, no Class A Preference Shares have been redeemed.

Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may, at the request of the holder, require BRELP to redeem the units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability, as Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield.

As at December 31, 2011, the total amount of our Redeemable/Exchangeable partnership units outstanding was 129,658,623.

Limited partners’ equity

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747, on a fully-exchanged basis. The fully-exchanged amounts assumes the exchange of LP Units for the participating non-controlling interest in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP rather than exchanging this interest for LP Units.

As at December 31, 2011, the total amount of our LP Units outstanding was 132,827,124 and general partnership interests of 0.01%.

Distributions

Distributions may be made to holders of LP Units by the Managing General Partner with the exception of instances where there is insufficient cash available, where payment renders Brookfield Renewable unable to pay its debts as and when they fall due, or when payment of which might leave Brookfield Renewable unable to meet any future or contingent obligations.

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747, on a fully-exchanged basis.

Appendix I

18. Non-controlling interests

Non-controlling interests is comprised of the following:

	2011	2010	2009
Preferred equity	241	252	-
Participating non-controlling interests - in operating subsidiaries	629	206	197
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,127	1,666	2,029
	3,997	2,124	2,226

Preferred Equity

On March 10, 2010, BRP Equity issued 10 million Series 1 preferred shares at a price of C$25 per share. The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.3125 per share, a yield of 5.25% for the initial five-year period ending April 30, 2015. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%. Brookfield Renewable, BRELP and certain key holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amounts due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity. For the year ended December 31, 2011, dividends declared on the Series 1 preferred shares were $13 million (2010: $10 million).

Participating non-controlling interests - in operating subsidiaries

The net change in participating non-controlling interests - in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	The Catalyst Group	Brascan Energetica	Other (1)	Total
Balance, January 1, 2009	$-	$162	$45	$-	$207

Net income	-	26	2	-	28

OCI	-	(33)	11	-	(22)

Capital contribution	-	-	2	-	2

Distributions	-	(15)	(3)		(18)
Balance, December 31, 2009	$-	$140	$57	$-	$197
Net income	$-	$23	$2	$-	$25

OCI	-	7	3	-	10

Other	-	(3)	-	-	(3)

Distributions	-	(24)	1	-	(23)
Balance, December 31, 2010	$-	$143	$63	$-	$206
Net income	$1	$5	$5	$-	$11

OCI	173	16	11	-	200

Acquisitions	209	-	-	14	223

Other	(3)	17	-	-	14

Distributions	-	(14)	(5)	(6)	(25)
Balance, December 31, 2011	$380	$167	$74	$8	$629
(1) Includes the acquisition of a controlling interest in wind development project in Western-Canada.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as consolidated equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its holding subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2011, total Redeemable/Exchangeable Partnership Units outstanding were 129,658,623.

Consistent with the basis of presentation for the Combination (Note 2(b)(ii)), net (loss) income attributable to Participating non-controlling interests - in a holding subsidiary has been calculated as if the Redeemable/Exchangeable Partnership Units had always been issued and outstanding.

On December 31, 2011, BRELP also declared distributions on the Redeemable/Exchangeable Partnership Units and the general partnership interests to Brookfield Asset Management of $44 million payable on January 31, 2012.

19. EQUITY

Limited partners’ equity

Brookfield Renewable’s equity is comprised of general partnership interests and LP Units.

As at December 31, 2011, total LP Units outstanding were 132,827,124, including 61,236,486 held by Brookfield Asset Management, and general partnership interests represent 0.01% of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), net (loss) income per LP Unit has been calculated as if the LP Units had always been issued and outstanding.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

Prior to the Combination, the Fund made distributions of $103 million consisting of $33 million paid to Brookfield and $70 million paid to the external unitholders of the Fund. In December 2011, Brookfield Renewable declared distributions on its LP Units of $45 million ($0.3375 per LP Unit) payable on January 31, 2012, consisting of $21 million payable to Brookfield and $24 million payable to external unitholders of Brookfield Renewable.

This note should be read in conjunction with Note 2(b)—Basis of presentation. Brookfield Renewable Group’s consolidated balance sheet was adjusted for the effects of the following transactions that took place on the effective date of the Combination:

Settlement of the Fund unit liability

At December 31, 2010, Brookfield Renewable Group recorded a $1,355 million liability relating to the Fund unit liability. In 2010, Brookfield reduced its ownership in the Fund from 50.01% to 34%, on a fully-exchanged basis. Through various management, administration, agency and PPAs with the Fund, along with BRPI’s 34% ownership interest, BRPI continued to control the Fund, and therefore, consolidated its results. As at the date of the Combination, the Fund units, not previously owned by Brookfield, were transferred to Brookfield Renewable Group. The transfer was completed at fair value and satisfied by the issuance of LP Units of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability at the date of the Combination of $1,568 million and the LP Units issued to satisfy the transfer are treated as equity of Brookfield Renewable. As a result of the Combination, $775 million of equity was allocated to the Redeemable/Exchangeable Partnership Units to reflect the relative interests of Brookfield Renewable and Brookfield in BRELP. For the year ended December 31, 2011, and prior to the Combination, Brookfield Renewable Group recorded a mark-to-market loss of $306 million (2010: $82 million; 2009: $198 million) and expensed $70 million (2010: $77 million; 2009: $46 million) of distributions to external unitholders of the Fund.

Settlement of related party balances

Brookfield Renewable Group settled certain intercompany loans and transactions with Brookfield. The consolidated balance sheets include the reduction in amounts due from and amounts due to related parties, as they were exchanged for LP Units in lieu of a cash settlement.

Derivative balance

Amendments were made to certain energy revenue agreements with the related parties which resulted in those agreements no longer meeting the derivatives definition under the IFRS. Since this change arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity. In 2009, Brookfield Renewable Group and Brookfield amended certain PPAs to increase contract prices in consideration for an agreed upon amount. Refer to Note 8 for details on the contract amendments.

Appendix J

Increase in Capitalization Value as at September 30, 2012

(MILLIONS, EXCEPT LP UNITS AMOUNTS)	Initial Value	September 30 2012	Increase
Fair market value of LP Units(1)	$24.94	$29.97	$5.03
Units issued and outstanding(2)	262.5	262.5	262.5
	$6,545.1	$7,868.4	$1,323.3

Principal value of corporate borrowings, credit facilities and preferred shares	1,552.9	1,915.2	362.3
Cash held: Service Recipients	(5.0)	(4.2)	0.8
Total Capitalization Value	$8,093.0	$9,779.4	$1,686.4

Management fee calculation for the three months ended, September 30, 2012

(MILLIONS, UNLESS OTHERWISE NOTED)		Total
Base management fee(3)		$5.0
Variable management fee
Increase in Total Capitalization Value	1,686.4
Rate(4)	0.3125%	5.3
Total management fee		$10.3

(1)	Represents the five-day volume-weighted average price in Canadian dollars converted to U.S. dollars.
(2)	All outstanding LP Units, assuming full conversion of Brookfield's limited partnership interest in BRELP into LP Units.
(3)	$20 million annual fee, calculated quarterly in arrears (subject to an annual escalation by a specified inflation factor beginning January 1, 2013).
(4)	1.25% of the increase in Total Capitalization Value, calculated at 0.3125% quarterly.

Appendix K

(MILLIONS, EXCEPT LP UNITS AMOUNTS)	Initial Value	Q4 2011 (1)	Increase	Q1 2012	Increase	Q2 2012	Increase	Q3 2012	Increase
Fair market value of LP Units (2)	$24.94	$26.50	$1.56	$26.01	$1.07	$27.31	$2.37	$29.97	$5.03
Units issued and outstanding (3)	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5

	$6,545.1	$6,955.3	$410.2	$6,827.8	$6,417.6	$7,168.7	$751.1	$7,868.4	$1,323.3
Principal value of corporate borrowings, credit facilities and preferred shares	1,552.9	1,572.5	19.6	1,782.6	229.7	1,779.1	226.2	1,915.2	362.3
Cash held: Service Recipients	(5.0)	(4.9)	0.1	(10.7)	(5.7)	(6.1)	(1.1)	(4.2)	0.8

Total Capitalization Value	$8,093.0	$8,522.9	$429.9	$8,599.7	$506.7	$8,941.7	$848.7	$9,779.4	$1,686.4

(MILLIONS, UNLESS OTHERWISE NOTED)		Q4 2011	Total	Q1 2012	Total	Q2 2012	Total	Q3 2012	Total
Base management fee (4)			$1.9		$5.0		$5.0		$5.0
Variable management fee
Increase in Total Capitalization Value		429.9		506.7		848.7		1,686.4
Rate (5)	0.3125%		0.5		1.6		2.7		5.3

Total management fee			$2.4		$6.6		$7.7		$10.3

(1)

The Combination was effected on November 28, 2011. The amounts for the fourth quarter of 2011 set forth in the table represent the base management fee and the incentive distributions for the stub period from such date until December 31, 2011.

(2)	Represents the five-day volume-weighted average price in Canadian dollars converted to U.S. dollars.
(3)	All outstanding LP Units, assuming full conversion of Brookfield's limited partnership interest in BRELP into LP Units.
(4)	$20 million annual fee, calculated quarterly in arrears (subject to an annual escalation by a specified inflation factor beginning January 1, 2013).
(5)	1.25% of the increase in Total Capitalization Value, calculated at 0.3125% quarterly.

Appendix L

27. RESTATEMENT

Brookfield Renewable reflects the Redeemable/Exchangeable Partnership Units issued to Brookfield Asset Management by BRELP as consolidated equity in accordance with IAS 32, Financial Instruments: Presentation since Brookfield Renewable can, at its sole discretion, elect to satisfy a redemption request by Brookfield Asset Management of the Redeemable/Exchangeable Partnership Units by issuing an equal number of LP Units (see note 18). Brookfield Renewable elected to change its accounting policy for the Redeemable/Exchangeable Partnership Units that were previously presented as limited partners’ equity to be presented as Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield since the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. These revisions were made in order to better conform with the substance of the ownership interests since on an unexchanged basis the Redeemable/Exchangeable Partnership Units are not held by Brookfield Renewable and provide Brookfield Asset Management with a direct non-controlling ownership interest in BRELP.

This restatement has no impact on Brookfield Renewable’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity. Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), amounts attributed to the Redeemable/Exchangeable Partnership Units prior to the Combination have been calculated as if the Redeemable/Exchangeable Partnership Units and LP Units issued upon the completion of the Combination had always been issued and outstanding. The equity investment directly held by Brookfield Asset Management prior to the Combination did not contain any similar redeemable or exchangeable features. The impact of this restatement on the consolidated balance sheets, statements of (loss) income, comprehensive income (loss) and changes in equity as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is shown in the following table. Accumulated other comprehensive income (note 24) has also been revised to reflect the allocation of amounts to the Redeemable/Exchangeable Partnership Units as at December 31, 2011 and 2010 and January 1, 2010 of $3,134 million, $2,441 million and $2,620 million, respectively. This restatement has no impact on the consolidated statements of cash flows.

	As at December 31
	2011		2010
	Previously		Previously
	presented	Restatement	presented	Restatement
Consolidated Balance Sheets

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$3,127	$-	$1,666
Limited partners’ equity	$6,330	$3,203	$3,372	$1,706

	For the year ended December 31
	2011		2010		2009
	Previously		Previously		Previously
	presented	Restatement	presented	Restatement	presented	Restatement
Consolidated Statements of (Loss) Income
Net (loss) income attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$(235)	$-	$128	$-	$(300)
Limited partners’ equity	$(475)	$(240)	$259	$131	$(608)	$(308)

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive income (loss) attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$198	$-	$(51)	$-	$(115)
Limited partners’ equity	$401	$203	$(104)	$(53)	$(233)	$(118)

Consolidated Statements of Changes in Equity
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$3,127	$-	$1,666	$-	$2,029
Limited partners’ equity	$6,330	$3,203	$3,372	$1,706	$4,108	$2,079

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